[LETTERHEAD OF DILL DILL CARR STONBRAKER & HUTCHINGS, PC]
                                                             Christopher W. Carr
                                                                  Daniel W. Carr
                                                                  John J. Coates
                                                                 Kevin M. Coates
                                                                    H. Alan Dill
455 Sherman Street, Suite 300                                     Robert A. Dill
Denver, Colorado 80203                                            Thomas M. Dunn
Phone: 303-777-3737                                            John A. Hutchings
Fax: 303-777-3823                                                 Stephen M. Lee
www.dillanddill.com                                            Fay M. Matsukage*
                                                             Robert S. McCormack
                                                                  Adam P. Stapen
                                                                  Jon Stonbraker
                                                               Patrick D. Tooley
                                                        *Also licensed in Nevada


October 26, 2006



H. Roger Schwall, Assistant Director
Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      GALAXY ENERGY CORPORATION
         REGISTRATION STATEMENT ON FORM S-3
         FILED SEPTEMBER 12, 2006
         FILE NO. 333-137260

Dear Mr. Schwall:

On behalf of Galaxy Energy Corporation (the "Company"), Amendment No. 1 to the registration statement on Form S-3, File No. 333-137260 is being filed.

The comments of the Staff in its letter dated October 6, 2006, have been addressed in this filing pursuant to your request. The comments are set forth below, together with the Company's responses, which refer to the EDGAR page, which contains revised disclosure.

1. WE NOTE THE REFERENCE IN THE SECURITIES PURCHASE AGREEMENTS FILED FOR THE APRIL 2006 AND JUNE 2006 PRIVATE PLACEMENTS TO THE ESCROW OF THE PROCEEDS FROM THOSE PLACEMENTS. PLEASE FILE AS EXHIBITS EACH OF THOSE ESCROW AGREEMENTS.

         RESPONSE: The Company used the client trust account of its oil and gas counsel, Welborn Sullivan Meck & Tooley, P.C., for the escrow arrangements. There were no written escrow agreements for these transactions. The investors sent the purchase amounts by wire transfer to that client trust account, and the funds were not released to the Company until all of the items specified for closing in the Securities Purchase Agreements were provided.

H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
October 26, 2006
Page 2


2. PLEASE STATE THE EXEMPTION RELIED UPON TO SELL THE SECURITIES ISSUED IN APRIL 2006 AND JUNE 2006 PRIVATE PLACEMENTS, AND THE BASIS FOR YOUR CONCLUSION THAT YOU COULD RELY UPON SUCH EXEMPTIONS.

         RESPONSE: The Company relied upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933. A total of four purchasers were involved in these financing transactions, and two of the purchasers had invested in the Company previously. Accordingly, these two purchasers were deemed to be sophisticated with respect to the investment in the securities due to their financial condition and involvement in the registrant's business. The other two purchasers were deemed to be sophisticated with respect to the investment due to their financial condition and due to the fact they had made similar types of investments. Restrictive legends were placed on the debenture and warrants evidencing the securities issued in the transactions.

         Disclosure of the exemption has been added to the "Selling Stockholders" section on page 11.

Please note that the Company has updated disclosures throughout the document as necessary, in light of the filing of its Form 10-Q for the quarter ended August 31, 2006, and the filing of two reports on Form 8-K that have disclosed certain events. These reports have been specifically referenced in "Incorporation of Certain Documents by Reference" on page 16.

Please contact the undersigned if you have any further questions.

Sincerely,

/s/ FAY M. MATSUKAGE

Fay M. Matsukage

Enclosures
Cc:      Galaxy Energy Corporation
         Hein & Associates LLP